     As filed with the Securities and Exchange Commission on January 5, 2004

                                                 Registration No. 333-
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                       CHICAGO BRIDGE & IRON COMPANY N.V.
             (Exact Name of Registrant as Specified in Its Charter)

                   THE NETHERLANDS                   NOT APPLICABLE
           (State or Other Jurisdiction of          (I.R.S. Employer
            Incorporation or Organization)         Identification No.)

                                POLARISAVENUE 31
                                2132 JH HOOFDDORP
                                 THE NETHERLANDS
                                  31-23-5685660
   (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

                               ------------------

                              ROBERT H. WOLFE, ESQ.
                                    SECRETARY
                          CHICAGO BRIDGE & IRON COMPANY
                           2103 RESEARCH FOREST DRIVE
                           THE WOODLANDS, TEXAS 77380
                                 (832) 513-1000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                              of Agent for Service)

                                   COPIES TO:

             JAMES M. REUM, ESQ.          CHRISTOPHER D. LUEKING, ESQ.
            WINSTON & STRAWN LLP              LATHAM & WATKINS LLP
            35 WEST WACKER DRIVE             233 SOUTH WACKER DRIVE
           CHICAGO, ILLINOIS 60601          CHICAGO, ILLINOIS  60606
               (312) 558-5600                    (312) 876-7700

                               ------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
         Any time and from time to time after the effective date of this
        Registration Statement as the selling shareholder may determine.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                               ------------------

                         CALCULATION OF REGISTRATION FEE

==================================== =================== ===================== ==================== =================
 Title of Each Class of Securities      Amount to be       Proposed Maximum     Proposed Maximum       Amount of
         to be Registered                Registered       Offering Price Per   Aggregate Offering     Registration
                                                                Share*               Price*               Fee*
------------------------------------ ------------------- --------------------- -------------------- -----------------
Common Stock, Euro 0.01 nominal
value per share                       6,097,145 shares         $28.805            $175,628,262          $14,209
==================================== =================== ===================== ==================== =================

* Estimated solely for the purpose of calculating the registration fee, based upon the average high and low prices of the common shares on the New York Stock Exchange on December 31, 2003, in accordance with Rule 457(c) under the Securities Act of 1933.

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING SHAREHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE RGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND THE SELLING SHAREHOLDER IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED JANUARY ___, 2004

PROSPECTUS
                                6,097,145 SHARES

                                     [LOGO]

                       CHICAGO BRIDGE & IRON COMPANY N.V.

                 COMMON STOCK, NOMINAL VALUE EURO 0.01 PER SHARE

                               ------------------

         This prospectus relates to the offer and sale of an aggregate of 6,097,145 common shares of Chicago Bridge & Iron Company N.V. by the selling shareholder listed under the heading "Selling Shareholder."

         The selling shareholder may offer its common shares from time to time directly, or alternatively through underwriters, broker-dealers or agents, at prevailing market prices, at varying prices determined at the time of sale, at negotiated prices or at fixed prices. We will not receive any of the proceeds from the sale of shares by the selling shareholder. See "Plan of Distribution."

         Our common stock is traded on The New York Stock Exchange under the symbol "CBI". The last reported sale price of our common stock as reported by The New York Stock Exchange on January 2, 2004 was $28.85 per share.

         Unless otherwise indicated, the information in this prospectus has been adjusted to reflect a two-for-one stock split effected in the form of a stock dividend in February 2003.

         INVESTING IN OUR COMMON SHARES INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

                               ------------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ------------------

                The date of this prospectus is January ___, 2004.

                                TABLE OF CONTENTS

                                                                               PAGE
                                                                               ----
The Company .................................................................... 2
Risk Factors.................................................................... 3
Forward-Looking Statements......................................................12
Use of Proceeds.................................................................13
Selling Shareholder.............................................................13
Plan of Distribution............................................................14
Description of Capital Stock....................................................17
Certain United States Federal Tax Considerations................................20
Notice to Dutch Residents.......................................................23
Legal Matters...................................................................23
Experts.........................................................................23
Where You Can Find More Information.............................................24
Incorporation of Certain Documents By Reference.................................24

                               ------------------

         WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT, AND WE DO NOT INTEND TO UPDATE THIS INFORMATION AFTER THE OFFER AND SALE OF THESE SECURITIES. WE WILL AMEND THIS DOCUMENT AS REQUIRED BY APPLICABLE LAW.

                               ------------------

                                   THE COMPANY

         We are a global specialty engineering, procurement and construction
(EPC) company serving customers in several primary end markets, including hydrocarbon refining, natural gas, water and the energy sector in general. We have been helping our customers store and process the earth's natural resources for more than 100 years by supplying a comprehensive range of engineered steel structures and systems. We offer a complete package of design, engineering, fabrication, procurement, construction and maintenance services. Our projects include hydrocarbon processing plants, liquefied natural gas (LNG) terminals and peak shaving plants, bulk liquid terminals, water storage and treatment facilities, and other steel structures and their associated systems.

         Our principal executive office is located at Polarisavenue 31, 2132 JH Hoofddorp, The Netherlands and our telephone number at that address is 31-23-5685660. Our administrative offices are located at 2103 Research Forest Drive, The Woodlands, Texas 77380 and our telephone number at that address is
(832) 513-1000. Our Internet address is www.cbiepc.com. The contents of our website are not part of this prospectus. Unless the context requires otherwise, references to "we," "us," "our," "the Company" or "CB&I" refer collectively to Chicago Bridge & Iron Company N.V. and its subsidiaries, and "CB&I N.V." refers to the parent company Chicago Bridge & Iron Company N.V. only.

                                  RISK FACTORS

         You should carefully consider the following risks and uncertainties before you decide whether to purchase our common stock. Any of the following risks, if they materialize, could adversely affect our business, financial condition or operating results. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

RISK FACTORS RELATING TO OUR BUSINESS

    OUR REVENUES, CASH FLOW AND EARNINGS MAY FLUCTUATE CREATING POTENTIAL LIQUIDITY ISSUES AND POSSIBLE UNDER-UTILIZATION OF OUR ASSETS.

         Our revenues, cash flow and earnings may fluctuate from quarter to quarter due to a number of factors. Our revenues, cash flow and earnings are dependent upon major construction projects in cyclical industries, including the hydrocarbon refining, natural gas and water industries. The selection of, timing of or failure to obtain projects, delays in awards of projects, cancellations of projects or delays in completion of contracts could result in the under-utilization of our assets and reduce our cash flows. Moreover, construction projects for which our services are contracted may require significant expenditures by us prior to receipt of relevant payments by a customer and may expose us to potential credit risk if such customer should encounter financial difficulties. Such expenditures could reduce our cash flows and necessitate increased borrowings under our credit facilities (interest payments on our outstanding debt during 2003 totaled approximately $5.5 million). Finally, the winding down or completion of work on significant projects that were active in previous periods will reduce our revenues and earnings if such significant projects have not been replaced in the current period.

    OUR REVENUES AND EARNINGS MAY BE ADVERSELY AFFECTED BY A REDUCED LEVEL OF ACTIVITY IN THE HYDROCARBON INDUSTRY.

         In recent years, demand from the worldwide hydrocarbon industry has been the largest generator of our revenues. Numerous factors influence capital expenditure decisions in the hydrocarbon industry, including:

         o   current and projected oil and gas prices;

         o   exploration, extraction, production and transportation costs;

         o   the discovery rate of new oil and gas reserves;

         o   the sale and expiration dates of leases and concessions;

         o local and international political and economic conditions, including war or conflict;

         o   technological advances; and

         o   the ability of oil and gas companies to generate capital.

In addition, changing taxes, price controls and laws and regulations may reduce the level of activity in the hydrocarbon industry. These factors are beyond our control. Reduced activity in the hydrocarbon industry would result in a reduction of our revenues and earnings and possible under-utilization of our assets.

    WE COULD LOSE MONEY IF WE FAIL TO ACCURATELY ESTIMATE OUR COSTS OR FAIL TO EXECUTE WITHIN OUR COST ESTIMATES ON FIXED-PRICE, LUMP SUM CONTRACTS.

         Most of our net revenue is derived from fixed-price, lump-sum contracts. Under these contracts, we perform our services and provide our products at a fixed price and, as a result, benefit from cost savings, but we may be unable to recover for any cost overruns. If our cost estimates for a contract are inaccurate, or if we do not execute the contract within our cost estimates, cost overruns may cause us to incur losses or cause the project not to be as profitable as we expected. This, in turn, could negatively impact our cash flow and earnings. The revenue, cost and gross profit realized on such contracts can vary, sometimes substantially, from the original projections due to changes in a variety of factors, including but not limited to:

         o unanticipated technical problems with the structures or systems being supplied by us, which may require that we spend our own money to remedy the problem;

         o    changes in the costs of components, materials or labor;

         o difficulties in obtaining required governmental permits or approvals;

         o    changes in local laws and regulations;

         o    changes in local labor conditions;

         o    project modifications creating unanticipated costs;

         o    delays caused by local weather conditions; and

         o    our suppliers' or subcontractors' failure to perform.

These risks are exacerbated if the duration of the project is long-term because there is an increased risk that the circumstances upon which we based our original bid will change in a manner that increases its costs. In addition, we sometimes bear the risk of delays caused by unexpected conditions or events.

         Under our percentage-of-completion accounting method, the use of estimated cost to complete each contract is a significant variable in the process of determining income earned for a particular period.

    OUR ACQUISITION STRATEGY INVOLVES A NUMBER OF RISKS.

         We intend to pursue growth through the opportunistic acquisition of companies or assets that will enable us to expand our product lines to provide more cost-effective customer solutions. We routinely review potential acquisitions. However, we may be unable to implement this growth strategy if we cannot reach agreement on potential strategic acquisitions on acceptable terms or for other reasons. Moreover, our acquisition strategy involves certain risks, including:

         o    difficulties in the integration of operations and systems;

         o the key personnel and customers of the acquired company may terminate their relationships with the acquired company;

         o we may experience additional financial and accounting challenges and complexities in areas such as tax planning, treasury management and financial reporting;

         o we may assume or be held liable for risks and liabilities (including for environmental-related costs) as a result of our acquisitions, some of which we may not discover during our due diligence;

         o our ongoing business may be disrupted or receive insufficient management attention; and

         o we may not be able to realize the cost savings or other financial benefits we anticipated.

         Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on attractive terms. Moreover, to the extent an acquisition transaction financed by non-equity consideration results in additional goodwill, it will reduce our tangible net worth, which might have an adverse effect on our credit and bonding capacity.

    OUR PROJECTS EXPOSE US TO POTENTIAL PROFESSIONAL LIABILITY, PRODUCT LIABILITY, OR WARRANTY OR OTHER CLAIMS.

         We engineer and construct (and our structures typically are installed in) large industrial facilities in which system failure can be disastrous. We may also be subject to claims resulting from the subsequent operations of facilities we have installed. In addition, our operations are subject to the usual hazards inherent in providing engineering and construction services, such as the risk of work accidents, fire or explosion. These hazards can cause personal injury and loss of life, business interruptions, property damage, pollution and environmental damage. We may be subject to claims as a result of these hazards.

         Notwithstanding that we generally will not accept liability for consequential damages in our contracts, any catastrophic occurrence in excess of insurance limits at projects where our structures are installed or services are performed could result in significant professional liability, product liability or warranty or other claims against us. Such liabilities could potentially exceed our current insurance coverage and the fees we derive from those structures and services. Such claims could also make it difficult for us to obtain adequate insurance coverage in the future at a reasonable cost. Clients or subcontractors that have agreed to indemnify us against such losses may refuse or be unable to pay us. A partially or completely uninsured claim, if successful and of a significant magnitude, could result in substantial losses and reduce cash available for our operations.

    WE ARE EXPOSED TO POTENTIAL ENVIRONMENTAL LIABILITIES.

         We are subject to environmental laws and regulations, including those concerning:

         o    emissions into the air;

         o    discharge into waterways;

         o generation, storage, handling, treatment and disposal of waste materials; and

         o    health and safety.

         Our businesses often involve working around and with volatile, toxic and hazardous substances and other highly regulated materials, the improper characterization, handling or disposal of which could constitute violations of U.S. federal, state or local laws and regulations and laws outside the U.S., and result in criminal and civil liabilities. Environmental laws and regulations generally impose limitations and standards for certain pollutants or waste materials and require us to obtain a permit and comply with various other requirements. Governmental authorities may seek to impose fines and penalties on us, or revoke or deny issuance or renewal of operating permits, for failure to comply with applicable laws and regulations. We are also exposed to potential liability for personal injury or property damage caused by any release, spill, exposure or other accident involving such substances or materials.

         The environmental health and safety laws and regulations to which we are subject are constantly changing, and it is impossible to predict the effect of such laws and regulations on us in the future. We cannot assure you that our operations will continue to comply with future laws and regulations or that these laws and regulations will not cause us to incur significant costs or adopt more costly methods of operation.

         In connection with the historical operation of our facilities, substances that currently are or might be considered hazardous were used or disposed of at some sites that will or may require us to make expenditures for remediation. In addition, we have agreed to indemnify parties to whom we have sold facilities for certain environmental liabilities from acts occurring before the dates those facilities were transferred.

         Although we maintain liability insurance, this insurance is subject to coverage limitations, deductibles and exclusions and may exclude coverage for losses or liabilities relating to pollution damage. We may incur liabilities that may not be covered by insurance policies, or, if covered, the dollar amount of such liabilities may exceed our policy limits. Such claims could also make it more difficult for us to obtain adequate insurance coverage in the future at a reasonable cost. A partially or completely uninsured claim, if successful and of significant magnitude, could cause us to suffer a significant loss and reduce cash available for our operations.

    CERTAIN REMEDIES ORDERED IN A FEDERAL TRADE COMMISSION PROCEEDING COULD ADVERSELY AFFECT US.

         On October 25, 2001, the U.S. Federal Trade Commission (the "FTC" or the "Commission") announced its decision to file an administrative complaint (the "Complaint") challenging our February 2001 acquisition of certain assets of the Engineered Construction Division of Pitt-Des Moines, Inc. ("PDM") that we acquired together with certain assets of the Water Division of PDM (the Engineered Construction and Water Divisions of PDM are hereinafter sometimes referred to as the "PDM Divisions"). The FTC's Complaint alleged that the acquisition violated Section 7 of the Clayton Antitrust Act and Section 5 of the Federal Trade Commission Act by threatening to substantially lessen competition in four specific markets in which both we and PDM had competed in the United States; liquefied natural gas storage tanks and associated facilities constructed in the United States, liquefied nitrogen, liquefied oxygen and liquefied argon storage tanks constructed in the United States; liquefied petroleum gas storage tanks constructed in the United States; and field erected thermal vacuum chambers (used for the testing of satellites) constructed in the United States. The FTC's Complaint asserted that the consequence of the acquisition will be increased prices in these four markets.

         A trial before an FTC Administrative Law Judge was concluded on January 16, 2003. On June 12, 2003, the FTC Administrative Law Judge issued his ruling. The ruling found that our acquisition of PDM assets threatens to substantially lessen competition in the four markets identified above in which both CB&I and PDM participated. As a result of this finding by the FTC Administrative Law Judge, we have been ordered to divest within 180 days of a final order all physical assets, intellectual property and any uncompleted construction contracts of the PDM Divisions that we acquired from PDM to a purchaser approved by the FTC that is able to utilize those assets as a viable competitor.

         We believe the FTC Administrative Law Judge's ruling is inconsistent with the law and facts presented at trial. We have appealed the ruling to the full Federal Trade Commission. In addition, the FTC Staff has appealed the sufficiency of the remedies contained in the ruling to the full Federal Trade Commission. Pending issuance of a final order by the Commission, we are subject to an interim order designed to preserve the status quo of the PDM assets, including a requirement that we notify the FTC 60 days before taking any action to dispose of any PDM assets at our Provo, Utah fabrication facility. On November 12, 2003, oral arguments were held before the Commission, which will issue its decision in due course. Until the FTC order becomes final, we expect the impact on our earnings will be minimal. However, the remedies contained in the order, if implemented, could have an adverse effect on us, including an expense relating to a potential write-down of the net book value of the divested assets. If additional remedies sought by the FTC Staff are also implemented by the full Commission, there may be additional adverse financial effects on us.

    WE CANNOT PREDICT THE OUTCOME OF THE CURRENT INVESTIGATION BY THE ANTITRUST DIVISION OF THE U.S. DEPARTMENT OF JUSTICE IN PHILADELPHIA.

         We were served with a subpoena for documents on July 23, 2003 by the Philadelphia office of the U.S. Department of Justice, Antitrust Division. The subpoena seeks documents that are in part related to matters that were the subject of testimony in the FTC administrative law trial, as well as documents relating to our Water Division. We are cooperating fully with the investigation. We cannot assure you that proceedings will not result from this investigation.

    WE ARE AND WILL CONTINUE TO BE INVOLVED IN LITIGATION THAT COULD NEGATIVELY IMPACT OUR EARNINGS AND FINANCIAL CONDITION.

         We have been and may from time to time be named as a defendant in legal actions claiming damages in connection with engineering and construction projects and other matters. These are typically claims that arise in the normal course of business, including employment-related claims and contractual disputes or claims for personal injury or property damage which occur in connection with services performed relating to project or construction sites. Contractual disputes normally involve claims relating to the performance of equipment design or other engineering services or project construction services provided by our subsidiaries. Management does not currently believe that pending contractual, personal injury or property damage claims will have a material adverse effect on our earnings or liquidity; however, such claims could have such an effect in the future. We may incur liabilities that may not be covered by insurance policies, or, if covered, the dollar amount of such liabilities may exceed our policy limits or fall below applicable deductibles. A partially or completely uninsured claim, if successful and of significant magnitude, could cause us to suffer a significant loss and reduce cash available for our operations.

    WE MAY NOT BE ABLE TO FULLY REALIZE THE REVENUE VALUE REPORTED IN OUR
    BACKLOG.

         We have a backlog of work to be completed on contracts. Backlog develops as a result of new business taken, which represents the revenue value of new project commitments received by us during a given period. Backlog consists of projects which have either (i) not yet been started or (ii) are in progress and are not yet complete. In the latter case, the revenue value reported in backlog is the remaining value associated with work that has not yet been completed. From time to time, projects are cancelled that appeared to have a high certainty of going forward at the time they were recorded as new business taken. In the event of a project cancellation, we may be reimbursed for certain costs but typically have no contractual right to the total revenues reflected in our backlog. In addition to being unable to recover certain direct costs, cancelled projects may also result in additional unrecoverable costs due to the resulting under-utilization of our assets.

    POLITICAL AND ECONOMIC CONDITIONS, INCLUDING WAR OR CONFLICT, IN FOREIGN COUNTRIES IN WHICH WE OPERATE COULD ADVERSELY AFFECT US.

         A significant number of our projects are performed outside the United States, including in developing countries with political and legal systems that are significantly different from those found in the United States. We expect non-U.S. sales and operations to continue to contribute materially to our earnings for the foreseeable future. Non-U.S. contracts and operations expose us to risks inherent in doing business outside the United States, including:

         o unstable economic conditions in the non-U.S. countries in which we make capital investments, operate and sell products and services;

         o the lack of well-developed legal systems in some countries in which we operate, which could make it difficult for us to enforce our contracts;

         o   expropriation of property;

         o   restriction on the right to convert or repatriate currency; and

         o political upheaval and international hostilities, including risks of loss due to civil strife, acts of war, guerrilla activities, insurrections and acts of terrorism.

         Political instability risks may arise from time to time on a country-by-country (not geographic segment) basis where we happen to have a large active project. Having reduced our current activity in Venezuela to a low level and having no current projects in Iraq, we do not believe we have any material risks at the present time attributable to political instability.

    WE ARE EXPOSED TO POSSIBLE LOSSES FROM FOREIGN EXCHANGE RISKS.

         We are exposed to market risk from changes in foreign currency exchange rates. Our exposure to changes in foreign currency exchange rates arises from receivables, payables and firm commitments from international transactions, as well as intercompany loans used to finance non-U.S. subsidiaries. We may incur losses from foreign currency exchange rate fluctuations if we are unable to convert foreign currency in a timely fashion. We seek to minimize the risks from these foreign currency exchange rate fluctuations through a combination of contracting methodology and, when deemed appropriate, limited use of foreign currency forward contracts. Regional differences have little bearing on how we view or handle our currency exposure, as we approach all these activities in the same manner. We do not use financial instruments for trading or speculative purposes.

    WE HAVE A RISK THAT OUR GOODWILL MAY BE IMPAIRED AND RESULT IN A CHARGE TO INCOME.

         We have accounted for our acquisitions using the "purchase" method of accounting. Under the purchase method we recorded, at fair value, assets acquired and liabilities assumed and we recorded as goodwill the difference between the cost of acquisitions and the sum of the fair value of tangible and identifiable assets acquired, less liabilities assumed. At September 30, 2003, our goodwill balance was $217.1 million, attributable to the excess of the purchase price over the fair value of assets acquired relative to acquisitions within our North America segment and our Europe, Africa, Middle East segment. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," our recorded goodwill balance is not amortized but instead is subject to an impairment review on at least an annual basis. Since our adoption of SFAS No. 142 during the first quarter of 2002, we have had no indicators of impairment.

In the future, if our goodwill or other intangible assets were determined to be impaired, the impairment would result in a charge to income from operations in the year of the impairment with a resulting decrease in our recorded net worth.

    IF WE ARE UNABLE TO RETAIN KEY PERSONNEL, OUR BUSINESS COULD BE ADVERSELY AFFECTED.

         Our business is dependent, to a large degree, upon the continued service of key members of our management. Our future success will also depend on our ability to attract, retain and motivate highly skilled personnel in various areas, including engineering, project management and senior management. If we do not succeed in retaining and motivating our current employees and attracting new high quality employees, our business could be adversely affected.

    UNCERTAINTY IN ENFORCING UNITED STATES JUDGMENTS AGAINST NETHERLANDS CORPORATIONS, DIRECTORS AND OTHERS COULD CREATE DIFFICULTIES FOR HOLDERS OF OUR SECURITIES.

         We are a Netherlands company and a significant portion of our assets are located outside the United States. In addition, certain members of our management and supervisory boards may be residents of countries other than the United States. As a result, effecting service of process on each person may be difficult, and judgments of United States courts, including judgments against us or members of our management or supervisory boards predicated on the civil liability provisions of the federal or state securities laws of the United States, may be difficult to enforce.

    THERE ARE RISKS RELATED TO OUR PREVIOUS USE OF ARTHUR ANDERSEN LLP AS OUR INDEPENDENT PUBLIC ACCOUNTANT.

         In June 2002, Arthur Andersen LLP, our former independent public accountant, was convicted of federal obstruction of justice charges arising from the Federal government's investigation of Enron Corp. and subsequently has ceased practicing before the Securities and Exchange Commission ("SEC"). Although we replaced Arthur Andersen with Deloitte & Touche LLP effective May 10, 2002 as our principal independent public accountant, we have not engaged Deloitte & Touche to re-audit our consolidated financial statements for the fiscal years ended December 31, 2001 and 2000 and other periods with respect to certain businesses acquired by us whose financial statements were audited by Arthur Andersen.

         In light of the cessation of Arthur Andersen's practice, we were unable to obtain a consent from Arthur Andersen to include its audit report in this prospectus with respect to the financial statements referred to above that were audited by Arthur Andersen. As a result, we filed the registration statement of which this prospectus is a part, and we will file any amendment to such registration statement, in reliance on Rule 437(a) under the Securities Act which relieve an issuer from the obligation to obtain the consent of Arthur Andersen in certain cases. Because Arthur Andersen has not consented to the inclusion of their report in this registration statement, you may be unable to seek remedies against Arthur Andersen under applicable provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any state or foreign securities law, including without limitation Section 11 of the Securities Act, for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omission of a material fact required to be stated in those financial statements. Also, it is unlikely that any assets would be available from Arthur Andersen to satisfy any claims.

RISK FACTORS ASSOCIATED WITH OUR COMMON STOCK

    CERTAIN PROVISIONS OF OUR ARTICLES OF ASSOCIATION AND NETHERLANDS LAW MAY HAVE POSSIBLE ANTI-TAKEOVER EFFECTS.

         Our Articles of Association and the applicable law of The Netherlands contain provisions that may be deemed to have anti-takeover effects. Among other things, these provisions provide for a staggered board of Supervisory Directors, a binding nomination process and supermajority voting requirements in the case of shareholder approval for certain significant transactions. See "Description of Capital Stock." Such provisions may delay, defer or prevent a takeover attempt that a shareholder might consider in the best interests of our shareholders. In addition, certain United States tax laws, including those relating to possible classification as a "controlled foreign corporation" described below, may discourage third parties from accumulating significant blocks of our common shares.

    A SMALL NUMBER OF SHAREHOLDERS PRIOR TO THIS OFFERING OWN A LARGE PERCENTAGE OF OUR SHARES AND THEIR INTERESTS MAY CONFLICT WITH THE INTERESTS OF THE COMPANY AND OF OUR OTHER SHAREHOLDERS.

         First Reserve Fund VIII, L.P. ("First Reserve"), the selling shareholder in this offering, owns prior to this offering approximately 13.2% of our outstanding common shares and WEDGE Engineering B.V. ("WEDGE Engineering"), an affiliate of WEDGE Group Incorporated ("WEDGE"), owns approximately 3.1% of our outstanding common shares. Although First Reserve is subject to standstill, voting and transfer restrictions in its shareholder agreement with us that limits its ability to control our business, policies and affairs, First Reserve currently has two designees on our Supervisory Board who are in a position to influence decisions of our Supervisory Board affecting the business and management of our company, including decisions on such matters as the issuance or repurchase of common shares, the declaration of dividends, mergers and other business combination transactions, as well as transactions which may involve First Reserve. The interests of First Reserve and WEDGE may conflict with the interests of the Company and of our other shareholders. If the offering contemplated by this prospectus is consummated, First Reserve will no longer be subject to the standstill, voting and transfer restrictions referred to above and will no longer be entitled to representation on the Supervisory Board. See "Selling Shareholder."

    EXISTING SHAREHOLDERS MAY SELL THEIR SHARES, WHICH COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

         Our executive officers and directors own approximately 2,500,000 of our common shares that are eligible to be sold into the public market pursuant to Rule 144 (and, in the case of Mr. Gerald M. Glenn, our Chairman, President and Chief Executive Officer, pursuant to a registration right) under the Securities Act. If these shareholders sell a large number of these shares, the market price of our common stock could decline.

         First Reserve prior to this offering beneficially owns 6,107,345 of our common shares and WEDGE Engineering holds 1,433,900 common shares. First Reserve and WEDGE Engineering each have certain rights to require us to register these shares under the Securities Act to permit the public sale of such shares, as well as the ability to resell such shares into the public market pursuant to Rule 144. Sales of such shares, or the prospect of such sales, may depress the price of our shares. The shares being offered by First Reserve in this offering have been registered by us pursuant to a demand registration right of First Reserve. See "Selling Shareholder."

    WE HAVE A RISK OF BEING CLASSIFIED AS A CONTROLLED FOREIGN CORPORATION AND CERTAIN SHAREHOLDERS WHO DO NOT BENEFICIALLY OWN SHARES MAY LOSE THE BENEFIT OF WITHHOLDING TAX REDUCTION OR EXEMPTION UNDER DUTCH LEGISLATION.

         As a company incorporated in The Netherlands, we would be classified as a "controlled foreign corporation" for United States federal income tax purposes if any United States person acquires 10% or more of our common shares (including ownership through the attribution rules of Section 958 of the Internal Revenue Code of 1986, as amended (the "Code"), each such person, a "U.S. 10% Shareholder") and the sum of the percentage ownership by all U.S. 10% Shareholders exceeds 50% (by voting power or value) of our common shares. We do not believe we are a "controlled foreign corporation." However, we may be determined to be a controlled foreign corporation in the future. In the event that such a determination were made, all U.S. 10% Shareholders would be subject to taxation under Subpart F of the Code. The ultimate consequences of this determination are fact-specific to each U.S. 10% Shareholder, but could include possible taxation of such U.S. 10% Shareholder on a pro rata portion of our income, even in the absence of any distribution of such income.

         Under the double taxation convention in effect between The Netherlands and the United States (the "Treaty"), dividends paid by CB&I N.V. to a resident of the United States (other than an exempt organization or exempt pension organization) are generally eligible for a reduction of the 25% Netherlands withholding tax to 15%, or in the case of certain U.S. corporate shareholders owning at least 10% of the voting power of CB&I N.V., 5%, unless the common shares held by such resident are attributable to a business or part of a business that is, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands. Dividends received by exempt pension organizations and exempt organizations, as defined in the Treaty, are completely exempt from the withholding tax. A holder of common shares other than an individual will not be eligible for the benefits of the Treaty if such holder of common shares does not satisfy one or more of the tests set forth in the limitation on benefits provisions of Article 26 of the Treaty. According to an anti-dividend stripping provision, no exemption from, reduction of, or refund of, Netherlands withholding tax will be granted if the ultimate recipient of a dividend paid by CB&I N.V. is not considered to be the beneficial owner of such dividend.

    IF WE NEED TO SELL OR ISSUE ADDITIONAL COMMON SHARES TO FINANCE FUTURE ACQUISITIONS, YOUR SHARE OWNERSHIP COULD BE DILUTED.

         Part of our business strategy is to expand into new markets and enhance our position in existing markets throughout the world through acquisition of complementary businesses. In order to successfully complete targeted acquisitions or fund our other activities, we may issue additional equity securities that could dilute our earnings per share and your share ownership.

                           FORWARD-LOOKING STATEMENTS

         This prospectus, any prospectus supplement and the documents incorporated herein and therein by reference contain forward-looking statements. You should read carefully any statements containing the words "expect," "believe," "anticipate," "project," "estimate," "predict," "intend," "should," "could," "may," "might," or similar expressions or the negative of any of these terms.

         Forward-looking statements involve known and unknown risks and uncertainties. In addition to the material risks listed under "Risk Factors" that may cause our actual results, performance or achievements to be materially different from those expressed or implied by any forward-looking statements, the following factors could also cause our results to differ from such statements:

         o our ability to realize cost savings from our expected execution performance of contracts;

         o the uncertain timing and the funding of new contract awards, and project cancellations and operations risks;

         o   the expected growth in our primary end markets does not occur;

         o cost overruns on fixed price contracts, and risks associated with percentage of completion accounting;

         o   increased competition;

         o lack of necessary liquidity to finance expenditures prior to the receipt of payment for the performance of contracts and to provide bid and performance bonds and letters of credit securing our obligations under our bids and contracts;

         o risks inherent in our acquisition strategy and our ability to obtain financing for proposed acquisitions;

         o adverse outcomes of pending claims or litigation or the possibility of new claims or litigation;

         o proposed revisions to U.S. tax laws that seek to increase income taxes payable by certain international companies;

         o   a downturn in the economy in general; and

         o disruptions caused by war in the Middle East or terrorist attacks in the United States or other countries in which we operate.

         Although we believe the expectations reflected in our forward-looking statements are reasonable, we cannot guarantee future performance or results. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should consider these risks when reading any forward-looking statements.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of shares by the selling shareholder. All of the proceeds from the sale of common shares by the selling shareholder will be received by the selling shareholder.

                               SELLING SHAREHOLDER

         The following table shows information regarding ownership of the common shares held by the selling shareholder. Because the selling shareholder may sell none, all or a portion of the shares that it holds pursuant to this offering, no meaningful estimate can be given as to the amount of shares that will be held by the selling shareholder after completion of this offering.

                                                  NUMBER OF                                         NUMBER OF
                                                COMMON SHARES                                     COMMON SHARES
                 NAME                         BENEFICIALLY OWNED           PERCENT OF CLASS       OFFERED HEREBY
                 ----                         ------------------           ----------------       --------------

First Reserve Fund VIII, L.P.(1)                 6,107,345(2)                    13.2%              6,097,145
c/o First Reserve Corporation
475 Steamboat Road
Greenwich, CT  06830

-----------------------------
(1) First Reserve Fund VIII, L.P. is managed by First Reserve Corporation. The following are executive officers of First Reserve Corporation:
         William E. Macaulay is the Chairman, a Managing Director and Chief Executive Officer; Ben A. Guill is the President and a Managing Director; John A. Hill is Vice Chairman and a Managing Director; Thomas
         R. Denison is a Managing Director, Secretary and General Counsel; J.W.G. Will Honeybourne is a Managing Director; Thomas Sikorski is a Managing Director; and Jennifer K. Zarrilli is Vice President, Treasurer and Chief Financial Officer. Messrs. Macaulay, Guill and Hill are the directors of First Reserve Corporation. It is anticipated that pursuant to authority from First Reserve Corporation's board of directors, Messrs. Macaulay and Guill may make investment and voting decisions with respect to the shares owned by First Reserve Fund VIII, L.P. In the absence of Messrs. Macaulay and Guill, other officers of First Reserve Corporation may, pursuant to authority from the board of directors, make investment and voting decisions with respect to such shares. All such persons disclaim beneficial ownership of the shares held by First Reserve Fund VIII, L.P.

(2) Consists of 6,097,145 common shares held directly by First Reserve Fund VIII, L.P., 4,000 common shares underlying stock options issued to Mr. Guill with an exercise price of $14.85, 4,000 common shares underlying stock options issued to Mr. Guill with an exercise price of $16.025, and 2,200 common shares held by Mr. Guill. The stock options and the common shares held by Mr. Guill were issued to him in his capacity as a director of CB&I N.V. First Reserve Fund VIII, L.P. may be deemed to share dispositive and voting control over such shares. None of the common shares held or obtainable by Mr. Guill will be offered hereby.

         We are party to a Shareholder Agreement dated as of December 28, 2000 (as amended by an Amendment thereto dated as of February 7, 2001) among First Reserve, CB&I N.V. and certain shareholders of CB&I (the "First Reserve Shareholder Agreement"). Under the First Reserve Shareholder Agreement, First Reserve and its affiliates are subject to certain "standstill" provisions which, without the written consent of the Supervisory Board, prohibit, among other things, (a) the purchase of additional shares by First Reserve and its affiliates except in order to maintain a 10.1% ownership stake (and to allow First Reserve and its affiliates to participate in certain other transactions approved by the Supervisory Board, such as a stock split, recapitalization or business combination), and (b) acquisition proposals, proxy solicitations, group formation or encouragement of third parties for takeover purposes. In addition, First Reserve and its affiliates are subject to restrictions on their voting rights relating to matters presented to our shareholders for vote or approval: (i) First Reserve and its affiliates are obligated to vote "for" the Supervisory Board nominees recommended by the Supervisory Board, provided we are in compliance with our covenants to First Reserve relating to Supervisory Board representation (see below), and (ii) First Reserve and its affiliates are obligated to vote "for" any proposal recommended by the Supervisory Board and "against" any proposal that is not recommended by the Supervisory Board, with limited exceptions for certain matters as to which First Reserve and its affiliates have sole discretionary voting rights. In the case of any business combination, recapitalization or other transaction that involves the issuance of common stock, if both of the First Reserve designees then serving on the Supervisory Board vote against approval of such transaction at the Supervisory Board level, then First Reserve and its affiliates, in any shareholder vote, are permitted to vote the shares they acquired in connection with the PDM Divisions acquisition transaction in the same proportion as the votes of our shareholders, other than First Reserve and WEDGE, who vote upon the transaction.

         Pursuant to the First Reserve Shareholder Agreement, First Reserve has the right to designate two Supervisory Directors (currently Messrs. Banham and Guill) so long as First Reserve and its affiliates own at least 3,083,871 of our issued and outstanding shares and the right to designate one Supervisory Director so long as First Reserve and its affiliates own at least 10% of our issued and outstanding shares.

         Under the First Reserve Shareholder Agreement and subject to limited exceptions, First Reserve and its affiliates are subject to restrictions on the transfer of their shares, including the restriction that, without our consent, First Reserve and its affiliates may not sell any of their shares to (i) any person or group who is or would be required to file a Schedule 13D under the Exchange Act, (ii) any person or group who would, as a result of such transfer, own more than 10% of our voting securities, or (iii) a competitor of ours. Certain other sales of shares by First Reserve and its affiliates will be subject to our right of first offer. The shares being offered by First Reserve in the offering contemplated by this prospectus are included in this offering pursuant to the exercise of a demand registration right by First Reserve under the First Reserve Shareholder Agreement. First Reserve will pay the fees and expenses incident to the registration and sale of the shares in this offering.

         First Reserve has made representations and warranties to us in the First Reserve Shareholder Agreement that it has no arrangement, contract, understanding or relationship with WEDGE with respect to voting power or investment power relating to the common shares.

         In the event of a breach by First Reserve or any of its affiliates of any "standstill" or other provision in the First Reserve Shareholder Agreement, we and/or our other shareholders may seek injunctive relief. However, as the relief is equitable in nature and at the discretion of the court in which the action is brought, there can be no assurance that the court will grant such relief.

                              PLAN OF DISTRIBUTION

         The purpose of this prospectus is to permit the selling shareholder or its assignees or transferees (collectively, the "selling shareholder") to offer for sale or to sell the common shares covered by this prospectus at such time and at such prices as the selling shareholder, in its sole discretion, chooses. We will not receive any of the proceeds from these offerings or sales.

         Subject to certain restrictions in the First Reserve Shareholder Agreement, the selling shareholder may sell or distribute some or all of its shares from time to time through one or more underwriters, dealers, brokers or other agents, by acting directly as principal for its own account, or by any other legally available means, to one or more purchasers in transactions on The New York Stock Exchange or other exchanges on which our common stock may be listed for trading, in privately negotiated transactions (including sales pursuant to pledges), in the over-the-counter market, in brokerage transactions, through the writing of options, or in a combination of these transactions. These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. The obligations of any underwriters or direct purchasers to purchase the common shares covered by this prospectus may be subject to conditions precedent specified in a prospectus supplement. Such transactions may be effected by the selling shareholder at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at negotiated prices or at fixed prices, which may be changed. Underwriters, brokers, dealers, or their agents participating in such transactions may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or, if they act as agent for the purchaser of the shares, from the purchaser. Such discounts, concessions or commissions as to a particular broker, dealer or other agent might be in excess of those customary in the type of transaction involved. Any such underwriters, brokers, dealers or other agents that participate in such distribution may be deemed to be "underwriters" within the meaning of the Securities Act. In this case, any discounts, commissions or concessions received by any such underwriters, brokers, dealers or other agents might be deemed to be underwriting discounts and commissions under the Securities Act. The aggregate proceeds to the selling shareholder from the sale of the common shares covered by this prospectus will be the sale price of the shares, less any discounts and commissions.

         If applicable law requires, we will (i) provide a supplement to this prospectus to disclose the specific shares to be sold, the public offering price of the shares to be sold, the names of any underwriters, brokers, dealers or agents employed by the selling shareholder in connection with such sale, and any applicable discounts, concessions or commissions with respect to a particular transaction, and (ii) file a post-effective amendment to the registration statement of which this prospectus is a part to include any material information with respect to the plan of distribution not previously disclosed in such registration statement or any material change to such information in the registration statement.

         In connection with the offer and sale of the shares by the selling shareholder, various state securities laws and regulations require that any such offer and sale should be made only through the use of a broker-dealer registered as such in any state where a selling shareholder engages such broker-dealer and in any state where such broker-dealer intends to offer and sell shares. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with by us and by the selling shareholder.

         Under Regulation M of the Exchange Act, any person engaged in a distribution of the common shares offered hereby may not simultaneously engage in market-making activities with respect to our common shares for up to five business days prior to the commencement of such distribution. In addition, the selling shareholder will be subject to restrictions under the Exchange Act, including Rule 10b-5 and Regulation M, which may limit the timing of purchases and sales of any of the shares by the selling shareholder. All of the foregoing may affect the marketability of the shares offered hereby.

         The selling shareholder will pay all expenses of the registration of the offered securities, including SEC filing fees and expenses of compliance with state securities or "blue sky" laws, and any underwriting discounts and selling commissions. The selling shareholder will be indemnified by us against certain civil liabilities, including certain liabilities under the Securities Act. The selling shareholder will indemnify us against certain civil liabilities, including certain liabilities under the Securities Act.

         Under agreements which may be entered into by the selling shareholder and/or us in connection with any sale of common shares pursuant to this prospectus, the underwriters, brokers, dealers or other agents that participate in the distribution of the common shares may be entitled to (i) indemnification by the selling shareholder and/or us against some liabilities, including liabilities under the Securities Act, or (ii) contribution with respect to payments which the underwriters, brokers, dealers or agents may be required to make relating to these liabilities. Any agreement in which the selling shareholder and/or we agree to indemnify underwriters, brokers, dealers and agents against civil liabilities will be described in a prospectus supplement.

         If so indicated in a prospectus supplement, the selling shareholder will authorize dealers or other persons acting as an agent to solicit offers by some institutions to purchase securities from the selling shareholder pursuant to contracts providing for payment and delivery on a future date. Institutions with which these contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and others.

         There is at the present time no plan, arrangement or understanding between the selling shareholder and any underwriter, broker, dealer or agent regarding the sale of the common shares covered by this prospectus. The selling shareholder may decide not to sell any of the shares offered by the selling shareholder pursuant to this prospectus. In addition, we cannot assure you that the selling shareholder will not transfer, devise or give the common shares covered by this prospectus to a transferee by means not described in this prospectus.

         The selling shareholder also may resell all or a portion of its shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided the selling shareholder meets the criteria and conforms to the requirements of such rule. Securities covered by this prospectus may also be sold to non-U.S. persons outside the United States in compliance with Regulation S under the Securities Act rather than pursuant to this prospectus.

         Under the First Reserve Shareholder Agreement, we are obligated to keep the registration statement of which this prospectus is a part effective until the earlier of such time as (i) all of the selling shareholder's shares offered hereby have been disposed of in accordance with the intended methods of disposition set forth above or (ii) 135 days after such registration statement becomes effective (such 135-day period being subject to extension in certain cases).

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

         CB&I N.V. was incorporated under the law of The Netherlands as a public company with limited liability ("naamloze vennootschap") by Deed of Incorporation dated November 22, 1996. CB&I N.V. is registered in the trade register of Amsterdam under No. 33.286.441. Set forth below is a summary of certain provisions relating to our shares of common stock, nominal value Euro
0.01 ("common shares"), contained in our Articles of Association, as amended (our "Articles of Association"), and the law of The Netherlands. Such summary does not purport to be a complete statement of our Articles of Association and the law of The Netherlands and is qualified in its entirety by reference to our Articles of Association.

         Our authorized share capital is Euro 800,000 consisting of 80,000,000 common shares, each with a nominal value of Euro 0.01. Shares are issued in registered form only. The shares registered in the New York registry ("New York Shares") are listed on The New York Stock Exchange. Shareholders may hold New York Shares directly (evidenced by an entry/registration in the New York Registry and, if applicable, certificates received for those Shares) or through The Depository Trust Company (either as participant in such system or indirectly through organizations that are participants in such system). To the extent not registered in the New York registry, shares will be registered in the shareholders' register kept in Hoofddorp, The Netherlands. The shares covered by this prospectus are New York Shares.

VOTING RIGHTS

         Generally, each shareholder is entitled to one vote for each common share held on every matter submitted to a vote of shareholders. Our Articles of Association make no provision for cumulative voting and, as a result, the holders of a majority of our voting power will have the power, subject to the Supervisory Board's right to make binding nominations, to elect all members of the Supervisory Board and the Management Board who are standing for election.

         Unless otherwise required by our Articles of Association or the law of The Netherlands or as described below, resolutions of a general meeting of shareholders occurring in The Netherlands require the approval of a majority of the votes cast at a meeting. Our Articles of Association require that, at a time when there are one or more holders of more than 15% of our outstanding voting securities (each an "affiliated holder"), certain business combination transactions, dissolution, liquidation, stock dividend, share repurchase, recapitalization transactions or transactions involving a person who is or has been an affiliated holder, in so far as such transactions otherwise require a shareholder vote for adoption, will require the approval of a supermajority percentage (at least 80%) of our voting securities issued and outstanding. While this provision may limit the ability of an affiliated holder to control or influence a decision to effect a change of control of the Company and also make it more difficult to consummate certain types of business combination transactions requiring a shareholder vote (e.g., certain "legal mergers" under Dutch law), this requirement does not affect a tender offer or other type of business combination transaction not requiring such a shareholder vote.

         Resolutions of general meetings of shareholders occurring outside The Netherlands are valid if the entire share capital is present or represented. There are no laws currently in effect in The Netherlands or provisions in our Articles of Association limiting the rights of non-resident investors to hold or vote common shares.

DIVIDENDS

         Pursuant to our Articles of Association, the Management Board, with the approval of the Supervisory Board, may determine that an amount shall be reserved out of our annual profits. The portion of our annual profits that remains after such reservation is at the disposal of the general meeting of shareholders. Out of our share premium reserve and other reserves available for shareholder distributions under the law of The Netherlands, the general meeting of shareholders may declare distributions upon the proposal of the Management Board (after approval by the Supervisory Board). We may not pay dividends if the payment would reduce shareholders' equity below the aggregate nominal value of the common shares outstanding, plus the reserves statutorily required to be maintained. Although under Dutch law dividends are generally paid annually, the Management Board, with the approval of the Supervisory Board, may, subject to certain statutory provisions, distribute one or more interim dividends or other interim distributions before the accounts for any year have been approved and adopted at a general meeting of shareholders in anticipation of the final dividend or final distribution. Rights to cash dividends and distributions that have not been collected within five years after the date on which they became due and payable shall revert to the Company.

         We have declared and paid in the past, and currently intend to declare and pay, regular quarterly cash dividends or distributions; however, there can be no assurance that any such dividends or distributions will be declared or paid. The payment of dividends or distributions in the future will be subject to the discretion of our shareholders (in the case of annual dividends), our Management Board and our Supervisory Board and will depend upon general business conditions, legal restrictions on the payment of dividends or distributions, and other factors. We will pay any cash dividends or distributions in U.S. dollars. Any cash dividends or distributions payable to holders of New York Shares will be paid to the New York Transfer Agent and Registrar.

SHAREHOLDER MEETINGS

         Each shareholder has the right to attend general meetings of shareholders, either in person or represented by a person holding a written proxy, to address shareholder meetings, and to exercise voting rights, subject to the provisions of our Articles of Association. Our ordinary general meetings of shareholders are held in The Netherlands at least annually, within six months after the close of each financial year. Extraordinary general meetings of shareholders may be held as often as the Management Board or the Supervisory Board deem necessary, or as otherwise provided for pursuant to the law of The Netherlands. Shareholders (and holders of a life interest to whom voting rights have been granted) representing 10% of our issued shares may request that the Management Board convene an extraordinary general meeting and the subjects to be discussed.

         We provide notice by mail to registered holders of common shares of each general meeting of shareholders. Such notice will be given no later than the 15th day prior to the day of the meeting and will include a statement of the business to be considered. The New York Transfer Agent and Registrar will provide notice of general meetings of shareholders to, and compile voting instructions from, holders of New York Shares. Registered shareholders must notify the Management Board in writing of their intention to attend a shareholder meeting.

ELECTION AND TENURE OF MANAGING DIRECTORS AND SUPERVISORY DIRECTORS

         The Management Board is entrusted with the management of the Company. The Supervisory Board supervises the Management Board. The Management Board may have one or more members and the Supervisory Board may have at least six and no more than 12 members. Supervisory Board and Management Board vacancies are and will be filled by a vote of shareholders at the first general meeting after such vacancy occurs or is created. The Supervisory Board and the Management Board members are elected from binding nominations made by the Supervisory Board. At least two persons must be nominated for each vacancy. Under the law of The Netherlands and our Articles of Association, the shareholders may deprive the nominations of their binding effect by a resolution passed by a vote of two-thirds of the votes cast at the meeting if such two-thirds vote constitutes more than one-half of our issued share capital.

         The general meeting of shareholders may suspend or dismiss a member of the Management Board at any time. However, if the Supervisory Board does not propose such suspension or dismissal, the general meeting of shareholders must pass a resolution based on a majority of two-thirds of the votes cast and such two-thirds vote must represent more than half of our issued share capital. The Supervisory Board may suspend a member of the Management Board at any time. The general meeting of shareholders may discontinue such suspension at any time. In addition, the Supervisory Board shall determine the remuneration and terms of employment of every member of the Management Board.

         Members of the Supervisory Board are appointed to serve three-year terms with approximately one-third of such members' terms expiring each year. Supervisory Directors and Managing Directors serve until the expiration of their respective terms of office or their resignation, death or removal, with or without cause, by the shareholders or, in the case of Supervisory Directors, upon reaching the mandatory retirement age of 72 as provided in our Articles of Association.

         Subject to our Articles of Association, the Supervisory Board may adopt rules and regulations governing its internal proceedings, such as voting, including voting on nomination of Supervisory Directors, Supervisory Board composition and governance, and effectuation of matters agreed upon in shareholder agreements.

APPROVAL OF ANNUAL ACCOUNTS AND DISCHARGE OF MANAGEMENT LIABILITY

         Each year, the Management Board is responsible for the preparation of annual accounts within five months after the end of our financial year, unless the general meeting of shareholders has extended this period due to special circumstances. The annual accounts must be approved and signed by all members of the Supervisory Board and the Management Board and then submitted to a general meeting of shareholders for adoption.

         The adoption of a company's annual accounts by the general meeting of shareholders does not automatically discharge the members of the Management Board and the Supervisory Board from liability in respect of the exercise of their duties during the financial year concerned. However, we generally expect to propose such discharge as a separate agenda item at each annual general meeting of shareholders.

LIQUIDATION RIGHTS

         In the event of the dissolution and liquidation of the Company, the assets remaining after payment of all debts and liquidation expenses will be distributed among holders of common shares on a pro rata basis.

ISSUE OF COMMON SHARES; PREEMPTIVE RIGHTS

         Under the law of The Netherlands and our Articles of Association, the Supervisory Board may issue common shares when the Supervisory Board is so empowered by the general meeting of shareholders. Such authorization can be granted for a maximum period of five years, subject to extension(s). Under the law of The Netherlands and our Articles of Association, each holder of common shares generally has a preemptive right to subscribe with regard to any issue of common shares pro rata to the aggregate nominal value of such shareholder's existing holdings of common shares, except for certain issuances to employees, issuances for non-cash consideration, issuances to persons who exercise a previously acquired right to subscribe for common shares, and issuances limited or excluded from such requirement by the Supervisory Board when the Supervisory Board is so empowered by the general meeting of shareholders. Under the law of The Netherlands, such authorization to limit or exclude preemptive rights can be granted for a maximum period of five years, subject to extension(s).

REPURCHASE OF COMMON SHARES

         The shareholders may delegate to the Management Board the authority, subject to certain restrictions contained in the law of The Netherlands and our Articles of Association, to cause the Company to acquire its own fully paid common shares for consideration in an amount not to exceed 10% of the issued shares at any time. Such authorization may not be granted for more than 18 months.

CAPITAL REDUCTION

         Upon proposal by the Management Board (after approval by the Supervisory Board), the general meeting of shareholders may reduce the issued share capital by cancellation of common shares held by the Company, subject to certain statutory provisions.

AMENDMENT OF OUR ARTICLES OF ASSOCIATION

         Our Articles of Association may be amended by a majority of the votes cast at a general meeting of shareholders if the proposal is stated in the convocation notice for the general meeting and a complete copy of the proposed amendment is filed at our office so that it may be inspected prior to and during the meeting. Proposals to amend our Articles of Association, to legally merge the Company, or to dissolve the Company require prior approval by the Supervisory Board. Notwithstanding the foregoing, no amendment of our Articles of Association shall become effective until approved by the Ministry of Justice of The Netherlands.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

         The following discussion contains a description of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common shares by a holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of the shares (a "U.S. Holder"). The discussion is based on the Code, regulations, rulings and decisions now in effect, all of which are subject to change, including changes made on a retroactive basis. We have not requested a ruling from the Internal Revenue Service with respect to any of the United States federal income tax consequences of the purchase, beneficial ownership and disposition of shares. As a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

         This discussion is not a full description of all United States tax considerations that may be relevant to ownership of shares or a decision to purchase shares. In particular, the discussion is directed only to U.S. Holders that will hold shares as capital assets and whose functional currency is the U.S. dollar. The discussion does not address the tax treatment of holders that are subject to special tax rules, such as banks, security dealers, dealers in currencies, securities traders who elect to account for their investment in shares on a mark-to-market basis, persons that hold shares as a position in a straddle or conversion transaction, insurance companies, tax-exempt entities and, except as described below, holders who own or have owned, directly or by reason of the attribution rules in the Code, 10% or more of the voting shares of CB&I N.V. Holders who own our common shares through pass-through entities, such as entities taxed as partnerships or certain trusts, are also subject to special rules and should consult their own tax advisors regarding an investment in our common shares. The discussion assumes that dividends on our common shares will continue to be paid in U.S. dollars.

         PROSPECTIVE PURCHASERS AND CURRENT HOLDERS OF COMMON SHARES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS ABOUT THE U.S. TAX CONSEQUENCES TO THEM OF THE PURCHASE, BENEFICIAL OWNERSHIP AND DISPOSITION OF SHARES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE EFFECT OF ANY STATE, LOCAL OR NATIONAL TAX LAWS.

TAXATION OF DIVIDENDS

         The gross amount of cash or property distributions (including any Netherlands withholding tax deducted therefrom) received with respect to common shares by a U.S. Holder are dividends generally taxable in the United States as ordinary income to the extent of the current and accumulated earnings and profits of CB&I N.V., as determined under U.S. federal income tax principles; however, with respect to individual taxpayers for taxable years beginning before January 1, 2009, such dividends are generally only subject to the maximum net capital gains rate of 15% provided certain holding period requirements are satisfied. These dividends are not eligible for the dividends received deduction, which is generally allowed to United States corporate shareholders on dividends which are received from a U.S. corporation.

         Distributions in excess of the current and accumulated earnings and profits of CB&I N.V will be treated first as nontaxable returns of capital to the extent of such U.S. Holder's adjusted tax basis in the common shares, and any such distribution in excess of such basis will constitute gain, which gain will be capital gain if the common shares are held as capital assets.

         Subject to certain conditions and limitations, Netherlands taxes withheld in accordance with the Treaty will be treated as a foreign tax that U.S. Holders may elect to deduct in computing their U.S. federal taxable income or credit against their U.S. federal income tax liability. Additional withholding tax, if any, in excess of the rate applicable under the Treaty generally will not be eligible for credit against the U.S. Holder's U.S. federal income tax liability. Additionally, individual U.S. Holders generally will be required to adjust their foreign tax credit limitation in order to take into account the tax rate differential applicable to dividends or capital gains as opposed to other ordinary income. Furthermore, although CB&I N.V. has determined that it has not been eligible for, or claimed, a Netherlands credit with respect to dividends received from qualifying foreign affiliates, available under certain circumstances in accordance with Netherlands law, if in the future it should be eligible for such credit, a risk exists that the Internal Revenue Service would reduce the amount of Netherlands withholding taxes that are eligible for U.S. foreign tax credit purposes as the result of such Netherlands credit received by CB&I N.V. For foreign tax credit purposes, dividends paid by CB&I N.V. (except in limited situations) will be foreign source "passive income" or, in the case of certain U.S. Holders, foreign source "financial services income."

         Foreign tax credits will generally not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities and may not be allowed in respect of arrangements in which a U.S. Holder's reasonably expected economic profit, after non-U.S. taxes, is insubstantial compared to the value of the expected foreign tax credits. U.S. Holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

         For foreign tax credit purposes, it is likely that 50% or more of our common shares will be treated as directly or indirectly owned by U.S. persons. If so and if 10% or more of CB&I N.V.'s earnings and profits, as calculated under U.S. federal income tax principles, for any taxable year were attributable to sources within the United States, a portion of any dividends paid by CB&I N.V. would be recharacterized as U.S. source income for foreign tax credit purposes. In such a case, it may not be possible for U.S. Holders to claim the full amount of the Netherlands withholding tax as a credit against their U.S. federal income tax liability.

SALE OR OTHER DISPOSITION OF COMMON SHARES

         A U.S. Holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale or other disposition of common shares in an amount equal to the difference between the amount realized from such sale or other disposition and the U.S. Holder's adjusted tax basis for such common shares. Adjusted tax basis is determined based on several factors, including the initial price paid for the shares and distributions that are treated as nontaxable returns of capital. Such gain or loss generally will be a capital gain or loss if the common shares are held as a capital asset and will be long-term capital gain or loss if such U.S. Holder's holding period for the common shares is more than one year. Long-term capital gain realized by a U.S. Holder who is an individual is generally subject to a maximum rate of 15% for taxable years beginning before January 1, 2009, and a maximum rate of 20% for taxable years beginning after December 31, 2008. Gain realized by a U.S. Holder on a sale or other disposition of shares generally will be treated as U.S.-source income for U.S. foreign tax credit purposes. The deductibility of capital losses may be subject to limitation.

CONTROLLED FOREIGN CORPORATION CLASSIFICATION

         CB&I N.V will be classified as a controlled foreign corporation for U.S. federal income tax purposes if U.S. 10% Shareholders own more than 50% (by voting power or value) of our stock. In that event, all U.S. 10% Shareholders will be subject to taxation under Subpart F of the Code, including possible taxation of such U.S. 10% Shareholders based on certain income of CB&I N.V. even in the absence of distributions of such income.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

         A non-U.S. corporation will be classified as a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (i) at least 75% of its gross income for the taxable year is passive income, or (ii) at least 50% of the gross value of its assets on average is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and the excess of gains over losses from certain commodities and securities transactions.

         Based on certain estimates of gross income and gross assets and the nature of our business, CB&I N.V. believes that it will not be classified as a PFIC for its current taxable year. CB&I N.V.'s status in future years will depend on its assets and activities in those years. CB&I N.V. has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC. If CB&I N.V. were a PFIC, a U.S. Holder of common shares would be subject to imputed interest charges and other disadvantageous tax treatment with respect to any gain from the sale or exchange of, and certain distributions with respect to, common shares.

         If CB&I N.V. were a PFIC, a U.S. Holder could make a variety of elections that may alleviate the adverse tax consequences referred to above, and one of these elections may be made retroactively in certain circumstances.

BACKUP WITHHOLDING AND INFORMATION REPORTING

         Information reporting may apply to certain dividends on the common shares and the proceeds of the sale of the common shares paid to U.S. Holders other than certain exempt recipients (such as corporations). A backup withholding tax may apply to such payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status. Any amounts withheld under the backup withholding rules will be allowed as a credit against such U.S. Holder's federal income tax liability and is refundable provided that the required information is furnished to the Internal Revenue Service on a timely basis.

                            NOTICE TO DUTCH RESIDENTS

         This Prospectus is not a prospectus as referred to in article 3, paragraph 2 under b of the Act on the Supervision of Securities Trade 1995 (Wet toezicht effectenverkeer 1995)("Act"). A dispensation from the prohibition of article 3, paragraphs 1 and 3 of the Act has been granted by the Netherlands Authority for the Financial Markets on January ___, 2004 under reference
_______________.

                                  LEGAL MATTERS

         The validity of the shares offered hereby will be opined upon for us by De Brauw Blackstone Westbroek P.C., New York, New York.

                                     EXPERTS

         The consolidated financial statements and the related consolidated financial statement schedule as of and for the year ended December 31, 2002 incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 2002, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated by reference in this prospectus (which reports express an unqualified opinion and include explanatory paragraphs referring to (i) our change in accounting for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standards No. 142, and (ii) the application of procedures relating to certain adjustments, disclosures and reclassifications of financial statement amounts related to the 2000 and 2001 consolidated financial statements that were audited by other auditors who have ceased operations (Arthur Andersen LLP) and for which Deloitte & Touche LLP has expressed no opinion or other form of assurance other than with respect to such adjustments, disclosures and reclassifications), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

         However, as a result of the cessation of Arthur Andersen's practice, we have not obtained the consent of Arthur Andersen to our incorporation by reference in this prospectus of their report on our consolidated financial statements for the years ended December 31, 2001 and 2000. The report of Arthur Andersen included in this prospectus is a copy of the report previously issued by that entity and has not been issued by it. See "Risk Factors -- There Are Risks Related to Our Previous Use of Arthur Andersen LLP as Our Independent Public Accountant."

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the reporting requirements of the Exchange Act and file annual and quarterly reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-3, including exhibits and schedules, under the Securities Act with respect to the common shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. The registration statement and all annual and quarterly reports, proxy statements and other information filed by us with the SEC can be inspected and copied at the SEC's public reference facility at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

         You can also request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings are also available to you on the Internet website maintained by the SEC at www.sec.gov.

         Our common shares are listed on The New York Stock Exchange and reports, proxy statements and other information concerning us can be inspected at The New York Stock Exchange located at 20 Broad Street, New York, New York 10005.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to incorporate by reference into this prospectus information that we file with the SEC. This means that:

         o we can disclose important information to you by referring to other documents that contain that information;

         o the information incorporated by reference is considered to be part of this prospectus; and

         o any information that we file with the SEC in the future is automatically incorporated into this prospectus and updates and supersedes previously filed information.

         We incorporate by reference into this prospectus:

         o our Annual Report on Form 10-K for the year ended December 31, 2002;

         o our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

         o our Current Reports on Form 8-K filed with the SEC on January 27, 2003, May 1, 2003, June 16, 2003 and July 1, 2003; and

         o the description of our common shares contained in our Registration Statement on Form 8-A (as amended by Amendment No. 3 dated January 5, 2004).

         All other documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than information furnished pursuant to Item 9 or Item 12 of our Current Reports on Form 8-K) after the initial filing of the registration statement and prior to the termination of this offering shall also be deemed to be incorporated by reference in this prospectus and to be a part hereof from the respective dates of the filing of such documents. If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information, the statement or information incorporated in this prospectus is also modified or superseded in the same manner.

                  We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of these documents, other than exhibits to those documents that are not specifically incorporated by reference into the documents. You may request copies by contacting Chicago Bridge & Iron Company, 2103 Research Forest Drive, The Woodlands, Texas 77380, Attention: Investor Relations Department, telephone: (832) 513-1000.

================================================================================




                                     [LOGO]

                       CHICAGO BRIDGE & IRON COMPANY N.V.

                 COMMON STOCK, NOMINAL VALUE EURO 0.01 PER SHARE







                          ----------------------------

                                   PROSPECTUS

                          ----------------------------
















                                JANUARY ___, 2004





================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                  The following table sets forth the expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, which will be borne by the selling shareholder. All amounts shown are estimates except the SEC registration fee.

       SEC registration fee...............................................      $   14,209
       Legal fees and expenses............................................         200,000
       Accountants' fees and expenses.....................................         125,000
       Printing and EDGAR formatting expenses.............................          75,000
       Miscellaneous expenses.............................................          35,791
                                                                                ----------

                                           Total Expenses                       $  450,000

---------------

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article 25 of the Registrant's Articles of Association, as amended (the "Articles of Association") provides that a current or former director or officer of the Registrant shall be indemnified by the Registrant against:

         (a) all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any litigation or other legal proceeding (other than an action by or in the right of the Registrant) brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or outside of his mandate; and

         (b) all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any action by or in the right of the Registrant brought against him by virtue of his position as a director or officer of the Registrant if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is fairly and reasonably entitled to indemnification of such expenses.

         Notwithstanding the foregoing, to the extent that a director or officer has been successful, on the merits or otherwise, in defense of any such litigation, action or claim, he is required to be indemnified by the Registrant against all expenses (including attorneys' fees) actually and reasonably incurred in connection therewith. Expenses may be advanced to a director or officer at his request and upon a resolution of the Supervisory Board, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses. Indemnification is only required to be made if a majority of Supervisory Directors not a party to the action or, if all Supervisory Directors are named as parties to the action, independent legal counsel, or the general meeting of shareholders, determines that the applicable standard of conduct required for indemnification has been met.

         Article 25 of the Articles of Association further provides that the indemnification provided therein is not exclusive of any other right to which a person seeking indemnification may be entitled under the laws of The Netherlands (as from time to time amended) or under any agreement, resolution of the general meeting of shareholders or of the disinterested members of the Supervisory Board or otherwise.

         Article 25 of the Articles of Association also provides that directors of the Registrant will not be personally liable to the Registrant or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Registrant or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit or (iv) for personal liability which is imposed by the law of The Netherlands, as from time to time amended.

         The Registrant has entered into indemnification agreements with certain of its directors providing for indemnification similar to that provided in the Articles of Association. The Registrant has also obtained officers' and directors' liability insurance in amounts it believes are reasonable under the circumstances.

ITEM 16.  EXHIBITS

       Exhibit Number                            Description
       --------------                            -----------
             1.1                 Form of Underwriting Agreement

             4.1 Articles of Association, as amended, of the Registrant are incorporated by reference to
                                 Exhibit 3 of Registrant's Form 10-K/A dated May
                                 31, 2002 amending Registrant's Annual Report on
                                 Form 10-K for the fiscal year ended December
                                 31, 2001

             5.1                 Legality Opinion of De Brauw Blackstone
                                 Westbroek P.C.

            23.1                 Consent of Deloitte & Touche LLP

            23.2                 Consent of De Brauw Blackstone Westbroek P.C.
                                 (included in Exhibit 5.1 hereto)

            23.3                 Consent of Arthur Andersen LLP (omitted
                                 pursuant to Rule 437(a) under the Securities
                                 Act)

            24.1                 Powers of Attorney (included on signature page)

ITEM 17.  UNDERTAKINGS

         (a) The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

         (d) The undersigned Registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be a part of this Registration Statement as of the time it was declared effective; and

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The Woodlands, State of Texas, on January 5, 2004.


                                   CHICAGO BRIDGE & IRON COMPANY N.V.

                                       By:  Chicago Bridge & Iron Company B.V.,
                                            its sole Managing Director


                                   By: /s/ GERALD M. GLENN
                                       -----------------------------------------
                                       Managing Director



                               POWERS OF ATTORNEY

         We, the undersigned persons whose signatures appear below, hereby severally constitute and appoint Gerald M. Glenn and Richard E. Goodrich, our true and lawful attorneys, with full power to each of them, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this Registration Statement on Form S-3, and generally to do all things in our names and on our behalf in such capacities to enable Chicago Bridge & Iron Company N.V. to comply with the provisions of the Securities Act of 1933 and all requirements of the Securities and Exchange Commission.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on this 5th day of January, 2004.

               Signature                                             Title
               ---------                                             -----
/s/ GERALD M. GLENN                                    Managing Director of Registrant
--------------------------------------------
Chicago Bridge & Iron Company, B.V.


/s/ R. E. GOODRICH                                     Executive Vice President and Chief Financial Officer
--------------------------------------------           of CBIC
Richard E. Goodrich                                    (Principal Financial Officer)
                                                       Managing Director of CB&I B.V.


/s/ TOM C. RHODES                                      Controller of CBIC
--------------------------------------------           (Principal Accounting Officer)
Tom C. Rhodes

               Signature                                            Title
               ---------                                            -----
/s/ GERALD M. GLENN                                    Supervisory Director; Chairman, President and Chief
--------------------------------------------           Executive Officer and Director of CBIC
Gerald M. Glenn                                        (Principal Executive Officer)
                                                       Managing Director of CB&I B.V.



/s/ JERRY H. BALLENGEE                                 Supervisory Director
--------------------------------------------
Jerry H. Ballengee



/s/ A. P. BANHAM                                       Supervisory Director
--------------------------------------------
Anthony P. Banham



/s/ L. R. FLURY                                        Supervisory Director
--------------------------------------------
L. Richard Flury



/s/ B. A. GUILL                                        Supervisory Director
--------------------------------------------
Ben A. Guill



/s/ J. CHARLES JENNETT                                 Supervisory Director
--------------------------------------------
J. Charles Jennett



/s/ VINCENT L. KONTNY                                  Supervisory Director
--------------------------------------------
Vincent L. Kontny



/s/ GARY L. NEALE                                      Supervisory Director
--------------------------------------------
Gary L. Neale



/s/ L. D. SIMPSON                                      Supervisory Director
--------------------------------------------
L. Donald Simpson



/s/ MARSHA WILLIAMS                                    Supervisory Director
--------------------------------------------
Marsha C. Williams

Registrant's Agent for Service
in the United States

/s/ R. H. WOLFE
--------------------------------------------
Robert H. Wolfe, Esq.

                                  EXHIBIT INDEX



   EXHIBIT NUMBER                            DESCRIPTION
   --------------                            -----------
         1.1                 Form of Underwriting Agreement

         4.1 Articles of Association, as amended, of the Registrant are incorporated by reference to Exhibit
                             3 of Registrant's Form 10-K/A dated May 31, 2002 amending Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2001

         5.1                 Legality Opinion of De Brauw Blackstone Westbroek
                             P.C.

         23.1                Consent of Deloitte & Touche LLP

         23.2                Consent of De Brauw Blackstone Westbroek P.C.
                             (included in Exhibit 5.1 hereto)

         23.3                Consent of Arthur Andersen LLP (omitted pursuant to
                             Rule 437(a) under the Securities Act)

         24.1                Powers of Attorney (included on signature page)

-----------------